[Letterhead]
October 10, 2024
VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:     Tracey Houser
        Terence O’Brien
Re:    The Cooper Companies, Inc.
Responses to Letter dated September 16, 2024
Form 10-K for Fiscal Year Ended October 31, 2023
Filed December 8, 2023
Form 8-K Filed August 28, 2024
File No. 001-08597
To the addressees set forth above:
The Cooper Companies, Inc. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 16, 2024, with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2023 and the Company’s Form 8-K filed August 28, 2024.
For ease of review, we have set forth below each of the Staff’s comments in bold type followed by the Company’s responses thereto.
Form 10-K for Fiscal Year Ended October 31, 2023
Note 1. Organization and Significant Accounting Policies
Revenue Recognition

1.     We note your response to comment 1. Please provide us with your detailed accounting policy for service revenues for each type of contract that contains service performance obligations that addresses each of the following:
• Identification of the performance obligations for each of your contracts
• How the transaction price is allocated to each performance obligation to the extent that a contract contains multiple performance obligations.
• When revenues are recognized for each performance obligation. To the extent that revenues are recognized over time, the method used.
• Whether there is any variable consideration and how you estimate the amount to be included within the transaction price.
Please refer to ASC 606 for guidance.

Response:
For the fiscal years ended October 31, 2023 and 2022, service revenues accounted for less than 9% of the Company’s total consolidated revenue. Service revenues are generated from four primary revenue streams, including stem cell, sperm and egg, all of which came from the acquisition of Generate Life Sciences, and genetic testing (genomics). Less than 1% of our consolidated revenues in both fiscal years derived from other service revenue streams. The accounting policies for stem cell, sperm, egg and genomics are set forth below.
Stem cell service revenue accounted for more than 50% of our total service revenues, or approximately 5% of the total consolidated revenue, for the fiscal years ended October 31, 2023 and 2022. Stem cell service revenue includes arrangements with one or both of the following performance obligations: 1) processing service (the cord blood and/or cord tissue, captured at birth by a physician, is processed to be ready for storage) and 2) storage service of newborn cord blood and/or cord tissue units. For bundled arrangements, the consideration in the contract is allocated between the two performance obligations based on relative standalone selling prices or estimates of such prices. Processing is not sold separately so a cost plus margin approach is utilized to estimate the standalone selling price. Storage is sold separately and therefore has a standalone selling price. Revenue allocated to the processing service is recognized at a point in time when the cord blood and/or cord tissue is processed and deemed ready for storage. Revenue allocated to storage service is recognized ratably over the terms of the storage contracts, which vary in length (including, for example, one-year, 18-years and lifetime contracts). The term of lifetime contracts is estimated to be 78 years based upon the Center of Disease Control and Prevention (CDC) life expectancy data. For the fiscal years ended October 31, 2023 and 2022, more than 90% of stem cell storage services revenue were generated from one-year and 18-year contracts.
Sperm revenue includes arrangements with one or both of the following performance obligations: 1) sperm vial sales (product revenue) and 2) storage service of sperm vials (service revenue). For bundled arrangements, the consideration in the contract is allocated between the performance obligations based on relative standalone selling prices, which are available for each performance obligation. Revenue allocated to the sperm vial sales is recognized at a point in time when the sperm vials are either shipped to the customer or transferred to storage where they are available for customer’s use. Revenue allocated to storage is recognized ratably over the term of the contract which ranges from one month to 30 years.
Egg revenue includes arrangements with one or more of the following performance obligations: 1) egg lots sales (product revenue); 2) coordination services for the in-vitro fertilization (IVF) process with a certified physician (including fertilization and implantation of the fertilized eggs) (service revenue); and 3) a service-type warranty (which is limited to certain programs whereby for a fixed fee a customer is entitled to a predetermined number of additional eggs and physician coordination services until a successful pregnancy is achieved or the program is terminated early) (service revenue). For bundled arrangements, the consideration in the contract is allocated among the performance obligations based on relative standalone selling prices or estimates of such prices. Egg lots are sold separately and therefore have standalone selling prices. Coordination services are not sold separately so a cost plus margin approach is used to estimate the standalone selling price. Service-type warranties are also not sold separately so a residual approach is used to estimate the standalone selling price. Revenue allocated to the egg lots sales is recognized when the egg lots are delivered to the customer’s physician. Revenue allocated to the coordination services is recognized 90 days after the delivery of the egg lots to the customers. The 90-day period, which is reassessed annually, is an estimate of the time it takes from delivery of the egg lot to fertilization and then implantation based on historical data. Revenue allocated to service-type warranties is recognized ratably over six months, which is the average time period customers remain in the program based upon historical experience.
Within stem cell, sperm and egg revenue, discounts offered on bundled arrangements are known fixed amounts at contract inception and allocated among performance obligations based upon the aforementioned standalone selling prices or estimates of such prices. Variable consideration (i.e., refunds) is on an exception basis given the nature of the services and is therefore immaterial in these contracts. Variable consideration is estimated and recorded based on historical refunds as a reduction of the transaction price along with a corresponding refund liability.
Regarding genomics revenues, we earn service revenue primarily from performing preimplantation genetic testing (PGT) for customers going through an IVF procedure. PGT is a single performance obligation, and the fee received is recognized as revenue at a point in time when the test is completed and the results are released to the customer. Variable consideration is on an exception basis given the nature of the services and is therefore immaterial.
We will modify the existing disclosure to provide further details. Set forth below are examples of the revisions that the Company will implement in future filings starting in our Form 10-K for the year ended October 31, 2024 based on our previously filed Form 10-K for the year ended October 31, 2023. (The use of italics below indicates existing disclosures and the use of bold indicates additions.)
For each contract, the Company considers the promise to transfer products or render services, each of which is distinct, to be the identified performance obligations. The consideration in the contract is allocated among the identified performance obligations based on a relative standalone selling price basis. The standalone selling price for each performance obligation is derived from the actual selling price or estimated using historical data or publicly available information.
Revenues from product ~~sales~~ revenues are recognized when the Customer obtains control of the Company’s product, which occurs at a point in time, typically upon shipment or delivery to the Customer. Revenues from service revenues are recognized when services are rendered, whether at a point in time or based on the passage of time depending on the type of services.
Stem cell revenue, which includes the initial processing service and ongoing storage service, accounts for the majority of our service revenues. Revenue allocated to the processing service is recognized at a point in time when the cord blood and/or cord tissue is processed and deemed ready for storage. Revenue allocated to storage service is recognized ratably over the terms of the storage contracts, which vary in length. The majority of the contracts have a term of one year or 18 years. Deferred revenue primarily represents prepaid stem cell storage as part of the CooperSurgical business unit. ~~Revenue related to stem cell storage is recognized over the service period, which can range from one year to the lifetime of a customer.~~

Form 8-K Filed August 28, 2024
Exhibit 99.1
2.    As previously requested in comment 10 in our letter dated April 8, 2024, and in comment 6 to our letter dated Jun 6, 2024, please expand the footnote disclosures to quantify the components of the adjustment when the adjustment is broad and includes multiple types of adjustments. In your response letter dated July 8, 2024, you agreed to expand the footnote disclosure to quantify the components of the adjustments. In this regard, the quantification provided in footnotes 1 (acquisition and integration-related charges), 2 (exit of business), 4 (business optimization charges), and 7 (other) do not sum to the adjustments provided for each period presented. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
Response:
In future filings, we will expand the footnote disclosures to quantify the components of the adjustment when the adjustment is broad and includes multiple types of adjustments. This will include quantification in footnotes 1 (acquisition and integration-related charges), 2 (exit of business), 4 (business optimization charges), and 7 (other) sum to the adjustments provided for each period presented. Within each particular footnote category, multiple disparate adjustments in any one quarter that aggregate to a minimal residual value may be combined into “Other” in order to ensure that the quantification provided in the footnote sum to the adjustments provided for each period presented in the table. Year-to-date “Other” adjustment presented in the footnote is an amalgamation of the applicable quarterly “Other” adjustments.
Set forth in Exhibit A is an example of the revisions that the Company intends to implement in Form 8-K filings starting this fiscal fourth quarter to be filed December 5, 2024 based on our previously filed Form 8-K filed August 28, 2024. (The use of ~~strike-through~~ indicates proposed deletions and the use of bold indicates additions.)
3.    We note that you continue to characterize costs of complying with the new European Union (E.U.) medical device regulations for previously registered products and business disruptions from natural causes, litigation matters and other items as “one-time”. In comment 8 to our letter dated April 8, 2024, and comment 4 to our letter dated June 6, 2024, we requested that you revise your characterization of adjustments that have occurred in multiple periods and/or are reasonably likely to recur within two years. In your response letter dated July 8, 2024, you agreed to revise future earnings release filings to be consistent with the guidance in Question 102.03 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. As previously requested, please revise your characterization of any adjustments to fully comply with the guidance in Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance.
Response:
Based on the Staff’s comment in this letter, we will remove “one-time” from the characterization of the adjustments related to costs of complying with the new European Union (E.U.) medical device regulations for previously registered products and for business disruptions from natural causes, litigation matters and other items.

We had previously understood the guidance in Question 102.03 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures as a prohibition against referring to non-GAAP adjustments as non-recurring or one-time when “the nature of the charge or gain” is reasonably likely to recur within two years. The “one-time” reference was to the change in the E.U. medical device regulations, which is the underlying event that drove the non-GAAP adjustments, and not the recurring charges resulting from this law change. We appreciate the additional clarifying guidance.
Set forth in Exhibit A is an example of the revisions that the Company intends to implement in Form 8-K filings starting this fiscal fourth quarter to be filed December 5, 2024 based on our previously filed Form 8-K filed August 28, 2024. (The use of ~~strike-through~~ indicates proposed deletions and the use of bold indicates additions.)
* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by email at bandrews@cooperco.com with any questions or comments regarding this correspondence.
Sincerely,

Brian G. Andrews
Executive Vice President, Chief Financial Officer and Treasurer
The Cooper Companies, Inc.

cc:    Nicholas Khadder, The Cooper Companies, Inc.
    Tad Freese, Latham & Watkins LLP

Exhibit A
THE COOPER COMPANIES, INC. AND SUBSIDIARIES
GAAP to Non-GAAP Reconciliation
Gross Margin, Operating Margin, and EPS

	Three Months Ended July 31,				Nine Months Ended July 31,
(In millions)	2024	Margin %	2023	Margin %	2024	Margin %	2023	Margin %
GAAP Gross Profit	$663.0	66%	$610.0	66%	$1,918.0	67%	$1,751.4	66%
Acquisition and integration-related charges (1)	0.2	—%	2.7	—%	1.4	—%	7.6	—%
Exit of business (2)	2.3	1%	0.3	—%	2.8	—%	5.2	—%
Medical device regulations (3)	1.0	—%	1.2	—%	2.7	—%	2.9	—%
Business optimization charges (4)	1.2	—%	1.0	—%	4.5	—%	1.1	—%
Total	4.7	1%	5.2	—%	11.4	—%	16.8	—%
Non-GAAP Gross Profit	$667.7	67%	$615.2	66%	$1,929.4	67%	$1,768.2	66%

	Three Months Ended July 31,				Nine Months Ended July 31,
(In millions)	2024	Margin %	2023	Margin %	2024	Margin %	2023	Margin %
GAAP Operating Income	$192.5	19%	$151.6	16%	$507.3	18%	$397.4	15%
Amortization of acquired intangibles	50.4	5%	46.7	5%	151.0	5%	139.7	5%
Acquisition and integration-related charges (1)	1.1	—%	13.2	2%	13.4	—%	35.5	2%
Exit of business (2)	2.5	—%	0.7	—%	4.0	—%	6.3	—%
Medical device regulations (3)	5.6	1%	5.5	1%	15.8	1%	13.0	—%
Business optimization charges (4)	4.4	1%	2.7	—%	15.4	1%	14.4	—%
Acquisition termination fee (5)	—	—%	—	—%	—	—%	45.0	2%
Release of contingent liability (6)	—	—%	—	—%	—	—%	(31.8)	(1)%
Other (7)	(0.4)	—%	2.2	—%	1.1	—%	4.8	—%
Total	63.6	7%	71.0	8%	200.7	7%	$226.9	8%
Non-GAAP Operating Income	$256.1	26%	$222.6	24%	$708.0	25%	$624.3	23%

THE COOPER COMPANIES, INC. AND SUBSIDIARIES
GAAP to Non-GAAP Reconciliation
Gross Margin, Operating Margin, and EPS

	Three Months Ended July 31,				Nine Months Ended July 31,
(In millions, except per share amounts)	2024	EPS	2023	EPS	2024	EPS	2023	EPS
GAAP Net Income	$104.7	$0.52	$85.3	$0.43	$274.8	$1.37	$209.7	$1.05
Amortization of acquired intangibles	50.4	0.25	46.7	0.23	151.0	0.75	139.7	0.70
Acquisition and integration-related charges (1)	1.1	0.01	13.2	0.07	13.4	0.07	35.5	0.18
Exit of business (2)	2.5	0.01	0.7	—	4.0	0.02	6.3	0.03
Medical device regulations (3)	5.6	0.03	5.5	0.03	15.8	0.08	13.0	0.07
Business optimization charges (4)	4.4	0.02	2.7	0.01	15.4	0.08	14.4	0.07
Acquisition termination fee (5)	—	—	—	—	—	—	45.0	0.23
Release of contingent liability (6)	—	—	—	—	—	—	(31.8)	(0.16)
Other (7)	2.5	0.02	3.7	0.02	9.7	0.05	9.5	0.05
Tax effects related to the above items	(13.8)	(0.07)	(17.9)	(0.09)	(47.7)	(0.24)	(54.0)	(0.27)
Intra-entity asset transfers (8)	34.5	0.17	27.3	0.14	95.6	0.48	77.8	0.39
Total	87.2	0.44	81.9	0.41	257.2	1.29	255.4	1.29
Non-GAAP Net Income	$191.9	$0.96	$167.2	$0.84	$532.0	$2.66	$465.1	$2.34
Weighted average diluted shares used	200.6		199.6		200.3		199.2

EPS, amounts and percentages may not sum or recalculate due to rounding.

(1) Charges include the direct effects of acquisition accounting, such as amortization of inventory fair value step-up, professional services fees, regulatory fees and changes in fair value of contingent considerations, and items related to integrating acquired businesses, such as redundant personnel costs for transitional employees, other acquired employee related costs, and integration-related professional services, manufacturing integration costs, legal entity rationalization and other integration-related activities. The acquisition and integration-related charges in fiscal 2024 were primarily related to the Cook Medical acquisition and integration expenses. The acquisition and integration-related charges in fiscal 2023 were primarily related to Generate acquisition and integration expenses.

Charges included $0.6 million and $5.5 million related to redundant personnel costs for transitional employees, $0.4 million and $0.7 million of regulatory fees, and $0.1 million and $3.8 million of professional services fees in the three and nine months ended July 31, 2024, respectively. The nine months ended July 31, 2024 also included $3.4 million of other acquisition and integration-related activities.

Charges included $5.4 million and $14.4 million related to redundant personnel costs for transitional employees, $4.1 million and $9.7 million of professional services fees, $1.1 million and $3.6 million of manufacturing integration costs, $0.8 million and $1.9 million of legal entity rationalization costs, $0.7 million and $1.8 million of regulatory fees, and $1.1 million and $4.1 million of other acquisition and integration-related activities, in the three and nine months ended July 31, 2023, respectively.

(2) Charges include costs related to product line exits such as inventory write-offs, site closure costs, contract termination costs and specifically-identified long-lived asset write-offs.

Charges included $1.4 million and 2.3 million of write-offs of long-lived assets and $1.1 million and $1.7 million of other costs related to product line exits, in the three and nine months ended July 31, 2024, respectively.

Charges included $0.4 million and $4.4 million of site closures costs due to the exit of the lens care business and $0.3 million and $1.9 million of other costs related to product line exits, in the three and nine months ended July 31, 2023, respectively.

(3) Charges represent incremental costs of complying with the new European Union (E.U.) medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. ~~We consider these~~ These costs to transition ~~be one-time costs, which~~ are limited to a specific time period.

(4) Charges represent the costs associated with initiatives to increase efficiencies across the organization and optimize our overall cost structure, including changes to our IT infrastructure and operations, employee severance costs, legal entity and other business reorganizations, write-offs or impairments of certain long-lived assets associated with the business optimization activities.

Charges included $1.9 million and $3.1 million related to changes to our IT infrastructure and operations, $1.1 million and $2.5 million costs related to legal entity and other business reorganizations, $1.0 million and $9.1 million of employee severance costs, and $0.4 million and $0.7 million of other optimization costs in the three and nine months ended July 31, 2024, respectively.

Charges included $2.3 million and $9.9 million of employee severance costs, and $1.0 million and $5.6 million related to changes to our IT infrastructure and operations, partially offset by $0.6 million and $1.1 million of other items, in the three and nine months ended July 31, 2023, respectively.

(5) Amount represents an accrual for probable payment of a termination fee in connection with an asset purchase agreement in the second quarter of 2023, which was paid in August 2023.

(6) Amount represents the release of contingent consideration liability associated with SightGlass Vision's regulatory approval milestone in the first quarter of 2023.

(7) Charges include certain ~~one-time~~ business disruptions from natural causes, litigation matters and other items that are not part of ordinary operations. The adjustments to arrive at non-GAAP net income also include gains and losses on minority interest investments and accretion of interest attributable to acquisition installments payable.

Charges included $1.5 million and $4.4 million of gains and losses on minority interest investments, and $1.4 million and $4.1 million of accretion of interest attributable to acquisition installments payable, ~~partially offset by other items,~~ in the three and nine months ended July 31, 2024, respectively. The charges in the three month ended July 31, 2024 were offset by $0.4 million of other items. The nine months ended July 31, 2024 included $1.2 million related to legal matters.

Charges included $1.4 million and $4.8 million of gains and losses on minority interest investments, $0.7 million and $3.3 million related to legal matters, and $1.6 million and $1.4 million of other items in the three and nine months ended July 31, 2023, respectively.

(8) In fiscal 2021, the Company transferred its CooperVision intellectual property and goodwill to its UK subsidiary. As a result, we recorded a deferred tax asset equal to approximately $2.0 billion as a one-time tax benefit in accordance with U.S. GAAP in fiscal 2021 as subsequently adjusted for changes in UK tax law. The non-GAAP adjustments reflect the ongoing net deferred tax benefit from tax amortization each period under UK tax law.